GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 321-2400        FACSIMILE: (650) 321-2800

October 6, 2009

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549-4561
Attention:	Evan S. Jacobsen
Maryse Mills-Apenteng

Re:	Selectica, Inc.

    Preliminary Proxy Statement on Schedule 14A

    Filed September 28, 2009

    File No. 000-29637

Dear Mr. Jacobsen and Ms. Mills-Apenteng:

Selectica, Inc. (the “Company”) has electronically transmitted, via EDGAR, Amendment No-1 to the Company’s Preliminary Proxy Statement on Schedule 14A that was originally filed on September 28, 2009 (the “Amended Proxy”). We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of the Amended Proxy and (ii) three hard copies of the Amended Proxy, which are marked to show changes to the Preliminary Proxy Statement filed on September 28, 2009.

On behalf of Selectica, Inc. (the “Company”), this letter responds to the comments set forth in your letter to the Company dated October 1, 2009 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the October 1 letter in italicized print, and the Company’s responses are provided below each comment.

General

1.	We note that because you do not intend to reduce the number of authorized shares, the reverse split will have the effect of increasing the number of authorized and unissued shares. In this regard, please include a table identifying, before and after the reverse split (based on, at a minimum, the lowest and highest proposed ratios): the number of shares issued and outstanding, the number of shares authorized and reserved, and the number of shares authorized and unreserved.

October 6, 2009

RESPONSE TO COMMENT 1:

The Company has added tabular disclosure in response to this comment on p. 13 of the Amended Proxy.

2.	Please tell us whether you presently have any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split. If you currently have no such plans, proposals, or arrangements, please disclose this in your filing.

RESPONSE TO COMMENT 2:

The Company has added language, on p. 13 of the Amended Proxy, indicating that the Company has no plans, proposals or arrangements, written or otherwise, to issue any of the shares of Common Stock that would become newly available following the reverse stock split.

3.	Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

RESPONSE TO COMMENT 3:

The Company has added additional disclosure beginning on p. 13 of the Amended Proxy, describing anti-takeover provisions in the Company’s current governing documents and the possible anti-takeover effects of the reverse stock split.

* * * * *

October 6, 2009

Please do not hesitate to contact me at 650-321-2400 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Brooks Stough
Brooks Stough

cc:	Todd Spartz, Chief Financial Officer, Selectica, Inc.

  Brenda Zawatski, Co-Chair of the Board of Directors, Selectica, Inc.